Exhibit 99.1

ENERFLEX LTD. PROVIDES UPDATE RELATED TO KURDISTAN PROJECT

NEWS RELEASE

CALGARY, Alberta, November 27, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today provided an update of a modularized cryogenic natural gas processing facility in Kurdistan (the “EH Cryo project”).

As previously announced, during the second quarter of 2024, Enerflex suspended activity at the EH Cryo project, demobilized its personnel and provided its customer with notice of Force Majeure following a fatal drone attack at an adjacent facility. Due to the continuing Force Majeure and circumstances that make it impossible for Enerflex to fulfill its obligations under the EH Cryo project contract, Enerflex today provided its customer with formal notice of termination.

As previously announced, Enerflex’s customer has commenced arbitration proceedings against the Company, asserting certain baseless and unsubstantiated claims. Enerflex is disputing these claims and, following today’s termination, Enerflex will seek to recover amounts owing in connection with the EH Cryo project. At the end of Q3/24, the net asset position associated with the EH Cryo project was $161 million.

Approximately $75 million of work associated with the EH Cryo project was included in the Company’s Engineered Systems (“ES”) backlog at the end of Q3/24. With the termination of the EH Cryo project, Enerflex expects to reverse this amount during the fourth quarter of 2024. The future ES revenue associated with the EH Cryo project was expected to contribute minimal gross margin.

Since inception of the EH Cryo project, Enerflex has maintained a $31 million letter of credit to support its obligations under the EH Cryo project contract. Enerflex would view any drawing of this financial security in the prevailing circumstances as improper and would increase the amount owing by the customer. Any drawing of the financial security would not have a material impact on the Company’s financial position or liquidity. At the end of Q3/24, Enerflex had $588 million available for future drawings, which reflects the $31 million letter of credit funded with the Company’s revolving credit facility.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to the Company’s expectations to recover amounts owing in connection with the EH Cryo project, if any; and the Company’s expectations to reverse approximately $75 million included in the Company’s ES backlog in the fourth quarter of 2024.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,600 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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